                                                                    EXHIBIT 13.1


                                  VIAGENE, INC.

                              FINANCIAL STATEMENTS
                YEARS ENDED DECEMBER 31, 1994, DECEMBER 31, 1993,
                              AND DECEMBER 31, 1992

                 REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Viagene, Inc.

     We have audited the accompanying balance sheets of Viagene, Inc. as of December 31, 1994 and 1993, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viagene, Inc. at December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.


                                       ERNST & YOUNG LLP

San Diego, California
February 8, 1995
except for Note 7, as to which the date is April 26, 1995

                                VIAGENE, INC.
                               BALANCE SHEETS


                                                                           December 31,
                                                                 -------------    -------------
                                                                      1994             1993
                                                                 -------------    -------------

ASSETS
CURRENT ASSETS:
  Cash and cash equivalents....................................  $ 13,156,460     $ 38,349,525
  Short term investments, (Note 3).............................    15,931,958                -
  Accounts receivable from a related party (Note 2)............     2,833,332        1,706,308
  Other current assets.........................................     1,008,493          313,302
                                                                 -------------    -------------
    Total current assets.......................................    32,930,243       40,369,135
  Property and equipment, net (Note 3).........................     7,762,802        2,102,647
  Deposits and other assets (Note 4)...........................       556,966          177,473
                                                                 -------------    -------------
                                                                 $ 41,250,011     $ 42,649,255
                                                                 -------------    -------------
                                                                 -------------    -------------

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable.............................................  $  2,804,885     $  1,534,910
  Accrued liabilities..........................................       360,995          213,042
  Deferred revenue (Note 2)....................................             -          209,319
  Current portion of obligation under capital leases (Note 4)..     1,658,575          368,911
                                                                 -------------    -------------
    Total current liabilities..................................     4,824,455        2,326,182
  Obligation under capital leases (Note 4).....................     4,965,036          942,536
  Deferred rent (Note 4).......................................       244,149          257,624
  Deferred revenue (Note 2)....................................     2,000,000        2,000,000
  Commitments (Note 4).........................................
  Stockholders' equity (Note 5):
    Convertible preferred stock, $.001 par value
      10,000,000 shares authorized at December 1994 and 1993...             -                -
    Common stock, $.001 par value
      30,000,000 shares authorized, 11,121,228 shares and
      10,620,538 shares issued and outstanding at December 31,
      1994 and 1993, respectively..............................        11,121           10,620
  Additionally paid-in capital.................................    60,880,549       57,875,612
  Accumulated deficit..........................................   (31,675,299)     (20,763,319)
                                                                 -------------    -------------
    Total stockholders' equity.................................    29,216,371       37,122,913
                                                                 -------------    -------------
                                                                 $ 41,250,011     $ 42,649,255
                                                                 -------------    -------------
                                                                 -------------    -------------



                               See accompanying notes

                                  VIAGENE, INC.

                            STATEMENTS OF OPERATIONS

                                                     YEARS ENDED DECEMBER 31,
                                         -----------------------------------------------
                                               1994            1993            1992
                                         ----------------   -------------   ------------
RESEARCH AND DEVELOPMENT REVENUE
     Related party (Note 2)............  $    10,800,000  $    8,000,000  $    8,400,000
     Unrelated party...................        2,094,888       1,447,581               -
                                         ----------------   -------------   ------------
                                              12,894,888       9,447,581       8,400,000
OPERATING EXPENSES (NOTES 2 AND 4)
   Research and development............       21,548,652      12,240,835       9,353,298
   General and administrative..........        3,397,884       2,945,220       2,227,450
                                         ----------------   -------------   ------------
                                              24,946,536      15,186,055      11,580,748


   Interest and other income...........       1,441,318          202,358         120,195
   Interest expense....................        (301,650)        (149,013)        (32,420)

                                         ----------------  --------------   ------------
Net loss...............................  $  (10,911,980)  $   (5,685,129) $   (3,092,973)
                                         ----------------  --------------   ------------
                                         ----------------  --------------   ------------



Net loss per share....................   $        (0.99)  $        (0.80) $        (0.49)
                                         ----------------  -------------    ------------
                                         ----------------  -------------    ------------

Shares used in computing
   net loss per share.................   $   10,979,242   $    7,136,377  $    6,271,713
                                         ----------------  -------------    ------------
                                         ----------------  -------------    ------------



                             See accompanying notes

                                                       VIAGENE, INC.
                                            STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                                                                         TOTAL
                                                       PREFERRED     COMMON       ADDITIONAL        ACCUMULATED       STOCKHOLDERS'
                                                         STOCK        STOCK     PAID-IN CAPITAL       DEFICIT            EQUITY
                                                       ---------     ---------   -------------    ---------------  ---------------
BALANCE AT DECEMBER 31, 1991                           $  49,106     $   8,100   $  17,776,570    $  (11,985,217)  $     5,848,559
   Issuance of common stock. . . . . . . . . . . . .           -            89           4,249                 -             4,338
   Issuance of preferred stock . . . . . . . . . . .       7,224             -       3,943,211                 -         3,950,435
   Amortization of deferred compensation . . . . . .           -             -         151,820                 -           151,820
   Net loss. . . . . . . . . . . . . . . . . . . . .           -             -               -        (3,092,973)       (3,092,973)
                                                       ---------     ---------   -------------    ---------------  ---------------

BALANCE AT DECEMBER 31, 1992                              56,330         8,189      21,875,850       (15,078,190)        6,862,179
   Restatement of par value to $0.001 per
    share. . . . . . . . . . . . . . . . . . . . . .     (45,064)       (7,370)         52,434                 -                 -
   Issuance of common stock. . . . . . . . . . . . .           -           451          62,379                 -            62,830
   Issuance of preferred stock and common
    stock warrants . . . . . . . . . . . . . . . . .       3,200             -      19,429,297                 -        19,432,497
   Conversion of preferred stock to
    common stock . . . . . . . . . . . . . . . . . .     (14,466)        7,350           7,116                 -                 -
   Issuance of common stock in initial
    public offering. . . . . . . . . . . . . . . . .           -         2,000      16,303,875                          16,305,875
   Amortization of deferred compensation . . . . . .           -             -         144,661                 -           144,661
   Net loss. . . . . . . . . . . . . . . . . . . . .           -             -               -        (5,685,129)       (5,685,129)
                                                       ---------     ---------   -------------    ---------------  ---------------


BALANCE AT DECEMBER 31,  1993                                  -        10,620      57,875,612       (20,763,319)       37,122,913
   Issuance of common stock. . . . . . . . . . . . .           -           501       2,712,939                 -         2,713,440
   Amortization of deferred compensation . . . . . .           -             -         291,998                 -           291,998
   Net loss. . . . . . . . . . . . . . . . . . . . .           -             -               -       (10,911,980)      (10,911,980)
                                                       ---------     ---------   -------------    ---------------  ---------------


BALANCE AT DECEMBER 31,  1994                          $       -     $  11,121   $  60,880,549    $  (31,675,299)  $    29,216,371
                                                       ---------     ---------   -------------    ---------------  ---------------
                                                       ---------     ---------   -------------    ---------------  ---------------


                             See accompanying notes

                                  VIAGENE, INC.
                            STATEMENTS OF CASH FLOWS


                                                                              YEARS ENDED DECEMBER 31,
                                                         -------------------------------------------------------------
                                                               1994                   1993                  1992
                                                         ----------------      ---------------       -----------------
OPERATING ACTIVITIES
   Net loss. . . . . . . . . . . . . . . . . . . . . . . $    (10,911,980)     $    (5,685,129)      $    (3,092,973)

Items reflected in net loss not requiring cash:
   Depreciation and amortization . . . . . . . . . . . .        1,207,871              637,308               282,746
   Amortization of premium on investments. . . . . . . .          548,428                    -                     -
   Amortization of deferred compensation . . . . . . . .          291,998              144,661               151,820
   Deferred offering costs . . . . . . . . . . . . . . .                -              479,969                     -
   Deferred rent expense . . . . . . . . . . . . . . . .          (13,475)             215,530               (22,802)
   Deferred revenue. . . . . . . . . . . . . . . . . . .         (209,319)           2,209,319                     -


   Changes in operating assets and liabilities:
       Accounts receivable from a related party. . . . .       (1,127,024)            (309,769)               212,055
       Other current assets. . . . . . . . . . . . . . .         (695,191)             (80,811)               376,052
       Accounts payable and accrued liabilities. . . . .        1,417,928            1,277,077               (141,335)
                                                         ----------------      ---------------       -----------------
       Net cash used for operating activities. . . . . .       (9,490,764)          (1,111,845)            (2,234,437)


INVESTING ACTIVITIES
Purchase of property and equipment . . . . . . . . . . .         (791,851)            (698,700)              (179,859)
Purchase of investments. . . . . . . . . . . . . . . . .      (63,982,469)                   -                      -
Proceeds from maturing investments . . . . . . . . . . .       47,502,083                    -                      -
Deposits and other assets. . . . . . . . . . . . . . . .         (379,493)            (112,565)              (414,951)
                                                         ----------------      ---------------       -----------------
Net cash used for investing activities . . . . . . . . .      (17,651,730)            (811,265)              (594,810)

FINANCING ACTIVITIES
Payments under capital lease obligations . . . . . . . .         (764,011)            (279,235)               (35,856)
Issuance of common in initial public offering. . . . . .        2,463,176           16,305,875                      -
Issuance of common stock, preferred stock and
  warrant to purchase common stock, net. . . . . . . . .          250,264           19,495,327              3,954,773
                                                         ----------------      ---------------       -----------------
Net cash provided by financing activities. . . . . . . .        1,949,429           35,521,967              3,918,917
                                                         ----------------      ---------------       -----------------

(Decrease) increase in cash and cash equivalents . . . .      (25,193,065)          33,598,857              1,089,670

Cash and cash equivalents at beginning of period . . . .       38,349,525            4,750,668              3,660,998
                                                         ----------------      ---------------       -----------------

Cash and cash equivalents at end of the period . . . . . $     13,156,460      $    38,349,525       $      4,750,668
                                                         ----------------      ---------------       -----------------
                                                         ----------------      ---------------       -----------------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Interest paid  . . . . . . . . . . . . . . . . . . . . . $        301,650      $       149,013       $         32,420
                                                         ----------------      ---------------       -----------------
                                                         ----------------      ---------------       -----------------

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND
   FINANCING ACTIVITIES:

Capital lease obligations for purchase of property
   and equipment . . . . . . . . . . . . . . . . . . . . $      6,076,175       $      794,440       $        832,098
                                                         ----------------      ---------------       -----------------
                                                         ----------------      ---------------       -----------------


                                 See accompanying notes

                        Notes to the Financial Statements

1.     ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

   ORGANIZATION AND BUSINESS ACTIVITIES

       Viagene, Inc. (the "Company"), a Delaware corporation, was incorporated on February 3, 1987. The Company is a biotechnology company pursuing the discovery, development and commercialization of gene transfer drugs for the treatment of severe viral infections, cancers and other diseases.

   RESEARCH AND DEVELOPMENT REVENUES AND EXPENSES

       Research and development revenue is recorded as earned when research and development activities are performed under the terms of the contract. Research and development costs are expensed as incurred.

   CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

       The Company considers all highly liquid investments with an original maturity of less than three months to be cash equivalents. The Company invests its excess cash in money market funds, commercial paper, U.S. Government securities, certificates of deposit and debt instruments of financial institutions and corporations with strong credit ratings. The Company has established guidelines relative to diversification and maturities to limit the amount of credit exposure to any one financial institution and to any one class of investment. The Company has not experienced any losses on its short-term investments. Effective January 1, 1994, the Company adopted Statement of Accounting Standards No. 115. "Accounting for Certain Investments in Debt and Equity Securities." As permitted by the Statement, prior periods' financial statements have not been restated to reflect the change in accounting principle. There was no cumulative effect as a result of the adoption of the Statement.

       Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designations as of each balance sheet date. Debt securities are classified as held-to-maturity when the Company has both the positive intent and the ability to hold the securities to maturity. Held-to-maturity securities are stated at cost, adjusted for amortization of premiums and accretion of discounts. Interest and amortization on the securities classified as held-to maturity are included in investment and other income.

   PROPERTY AND EQUIPMENT

       Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, generally five years. Leasehold improvements are stated at cost and amortized using the straight-line method over the shorter of the estimated useful life of the assets or the lease term.

   NET LOSS PER SHARE

       Net loss per share is computed using weighted average number of common shares outstanding during the periods, as adjusted for the effects of certain rules of the Securities and Exchange Commission for the periods prior to the Company's initial public offering.

   INCOME TAXES

       The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," as of January 1, 1993. Statement 109 is an asset and liability approach that requires the recognition of deferred assets and liabilities for expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. As permitted under the new rules, prior years' financial statements have not been restated. The adoption of Statement 109 had no impact on 1993 results.

2.      COLLABORATIVE RESEARCH AND DEVELOPMENT AGREEMENTS

   THE GREEN CROSS CORPORATION OF OSAKA, JAPAN

       In April 1991, the Company entered into a Technology and License Agreement ("Agreement") with The Green Cross Corporation of Osaka, Japan ("Green Cross") for the purpose of developing, manufacturing and marketing immunotherapeutic products for the treatment of the HIV infection. Under the Agreement, Green Cross has agreed to fund an HIV ImmunoTherapeutic Research and Development Program (the "R&D Program") through January 1997. In addition, Green Cross is obligated to make milestone payments when the Company achieves certain objectives specified in the Agreement. The Company granted Green Cross an exclusive, worldwide license to use and sell HIV ImmunoTherapeutic products and certain related processes developed under the R&D Program funded by Green Cross and the Company will be paid a royalty on all product sales made by Green Cross and its sublicensees. In addition, the Company retained the exclusive worldwide right to manufacture and supply all products sold by Green Cross and any of its sublicensees under the Agreement.
 The term of the R&D program will continue until February 1997 or may be terminated earlier by Green Cross upon 120 days notice. Green Cross owns 1,198,702 shares of the Company's stock which it acquired in 1990, 1991 and 1992 for a total of $5,450,000.

       The Company bills Green Cross at the conclusion of each quarter for costs and expenses incurred during that quarter. Such billings are due and payable within 30 days of the invoice date. Amounts receivable from Green Cross were $2,833,332 and $1,706,309 at December 31, 1994, and 1993, respectively. Costs and expenses of $11,054,792, $9,173,354 and $8,340,486 were incurred under this Agreement for the years ended December 31, 1994, 1993 and 1992, respectively. Green Cross reimbursed Viagene $10,800,000, $8,000,000 and $8,400,000 under this Agreement for the years ended December 31, 1994, 1993 and 1992, respectively, including a milestone payment in 1992. Green Cross has agreed to reimburse the Company up to $9.5 million for costs incurred under the agreement in 1995.

   BAYER AG OF GERMANY

       In January 1993, the Company entered into a development and license agreement (the "Bayer Agreement") with Bayer AG of Germany ("Bayer") to develop a gene therapy product for the treatment of hemophilia A. Bayer has agreed to provide the Company over a three-year period, up to $9 million in up-front license fee, research funding and milestone payments. Under the terms of the Bayer Agreement, Bayer funds the research program in advance in six month increments, based upon budgeted expenditures. Costs and expenses of $2,094,900 and $1,447,600 were incurred under this agreement in 1994 and 1993, respectively. The Company received $1,775,500 and $1,656,900 for the years ended December 31, 1994 and 1993, respectively, for research under this agreement. At December 31, 1994, $110,100 was due from Bayer for costs incurred under the Bayer Agreement during 1994. Under the terms of the Bayer Agreement, Bayer paid the Company $2 million in up-front licensing fee, which has been recorded as deferred revenue as the Company has the option to return the fee through January 1998 in exchange for certain other considerations. Bayer has the option to terminate the Bayer Agreement upon 180 days prior written notice.

   CHIRON CORPORATION

       In November 1993, the Company and Chiron Corporation ("Chiron") entered into an agreement to collaborate on the development of gene transfer products for the prevention and treatment of cancer and to develop gene therapy drug activation technology for prevention and treatment of a broad range of human diseases. The agreement provides that of the initial $24 million of collaborative funding approved by a joint management committee, Viagene will contribute the first $12 million and Chiron will contribute the second $12 million. If spending in excess of $24 million is approved, such amounts will be funded equally by both parties. The Company incurred costs and expenses of $5,760,000 and $74,000 under this agreement in 1994 and 1993, respectively. The agreement may be terminated on 180 days written notice by Chiron. Upon termination, Chiron's obligation to make ongoing funding payments would cease.

     In connection with the research and development agreement, Chiron purchased 1,955,556 shares of common stock and warrants to purchase 2,750,000 shares of common stock at an exercise price of $11 per share for aggregate proceeds of $19.4 million. The warrant vest daily over a four year period subject to 100% acceleration of all unvested warrants upon Chiron's funding of $12 million under the research collaboration. As a condition of the equity sale, Chiron has agreed, except under limited circumstances, not to purchase additional Viagene stock without approval of Viagene's Board of Directors for a period of five years. Chiron has agreed not to exercise its warrants at any time if it would increase its direct ownership in the Company above 19.9% prior to November 1995 and above 30% prior to November 1998. The warrants will expire in November 1998 subject to extension if Chiron is not able to exercise the warrants because of the above ownership limitation.

3.   BALANCE SHEET INFORMATION

     INVESTMENTS

     All investments of the Company are classified as held-to-maturity. The following summary of held-to-maturity investments at December 31, 1994:


                                            GROSS
                              AMORTIZED   UNREALIZED    ESTIMATED
                                COST        LOSSES      FAIR VALUE
                             -----------  ----------    ----------
Money Market Fund            $ 3,614,414    $     -    $ 3,614,414
Commercial Paper               9,423,898          -      9,423,898
Corporate Debt Securities     15,931,958     13,858     15,918,100
                             -----------    -------    -----------
                             $28,970,270    $13,858    $28,956,412
                             -----------    -------    -----------
                             -----------    -------    -----------

     Of the above reference investments, $13,038,312 is included in cash and cash equivalents. The above securities mature at various dates through April 1995.

     PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:


                                                 DECEMBER 31,
                                             1994           1993
                                          -----------   -----------
Laboratory and manufacturing equipment    $ 4,431,502   $ 1,743,730
Office furniture and equipment                733,267       362,406
Leasehold improvements                      2,263,847     1,377,778
Construction in progress                    2,876,470             -
                                          -----------   -----------
                                           10,305,086     3,483,914
Less accumulated depreciation and
 amortization                              (2,542,284)   (1,381,267)
                                          -----------   -----------
                                          $ 7,762,802   $ 2,102,647
                                          -----------   -----------
                                          -----------   -----------

4.   COMMITMENTS

     The Company leases its office and research facilities and certain equipment under operating and capital lease agreements. The minimum annual facilities rents are subject to increases based on changes in the Consumer Price Index, taxes, insurance and operating costs. Rent is recorded on a straight-line basis over the term of the lease. Accordingly, deferred rent, as reflected in the accompanying balance sheets, represents the difference between rent expenses accrued and amounts paid under the terms of the lease agreement. Included in deposits and other assets at December 31, 1994 and 1993 are $557,000 and $292,000, respectively, deposited under these agreements. Rent expense for the years ended December 31, 1994, 1993 and 1992, was $1,096,000, $838,000 and $1,077,000, respectively.

     Annual future minimum lease payments as of December 31, 1994 are as follows:


                                             OPERATING         CAPITAL
         YEAR                                 LEASES           LEASES
         --------------------------------------------------------------
         1995                                $1,125,787     $ 2,317,422
         1996                                   788,262       2,216,307
         1997                                   367,333       1,903,872
         1998                                   208,158       1,533,109
         1999                                    97,577         296,184
                                             ----------     -----------
           Total minimum lease payments      $2,587,117       8,266,894
                                             ----------
                                             ----------
         Less amount representing interest                   (1,643,283)
                                                            -----------
         Present value of remaining minimum
          capital lease payments                              6,623,611
         Less amount due in one year                         (1,658,575)
                                                            -----------
           Long-term, portion of obligations
            under capital leases                            $ 4,965,036
                                                            -----------
                                                            -----------

Cost and accumulated depreciation of equipment and leasehold improvements under capital leases were $7,624,607 and $1,144,568, respectively, at December 31, 1994, and were $1,626,538 and $419,392, respectively, at December 31, 1993.

5.   STOCKHOLDERS' EQUITY

Information with respect to stock transactions is as follows:


                                                PREFERRED         COMMON
                                               STOCK SHARES    STOCK SHARES
                                               ------------    ------------
Balance at December 31, 1991                     9,821,167         810,006
   Issuance of stock                             1,444,865           8,912
                                               -----------      ----------
Balance at December 31, 1992                    11,266,032         818,918
   Issuance of stock                             3,200,000         451,179
   Conversion of preferred stock               (14,466,032)      7,350,441
   Issuance of common stock from initial
    public offering                                      -       2,000,000
                                               -----------      ----------
Balance at December 31, 1993                             -      10,620,538
   Issuance of common stock                              -         200,690
   Issuance of common stock from exercise of
    underwriters over allotment option                   -         300,000
                                               -----------      ----------
Balance at December 31, 1994                             -      11,121,228
                                               -----------      ----------
                                               -----------      ----------


   COMMON STOCK

     In December 1993, the Company completed its initial public offering of 2,000,000 shares of common stock. In January 1994, the Company's underwriters exercised their over allotment option to purchase an additional 300,000 shares of common stock. Aggregate net proceeds from both transactions was $18.8 million.

   WARRANTS

     In December 1991, the Company obtained equipment lease financing which included the issuance of warrants to purchase shares of Series C preferred stock convertible into 22,222 shares of common stock at $4.50 per share. The warrants are exercisable through December 16, 1998. At December 31, 1994 all of the warrants were outstanding.

     In addition, warrants to purchase additional shares of Series C preferred stock convertible into up to 22,222 shares of common stock at $4.50 per share may be issued contingent upon certain elections made by the Company at the end of the initial lease term. Warrants which become issuable, if any, will be accounted for upon the resolution of the contingency.

     In November 1993 Chiron Corporation purchased for $2.4 million warrants to purchase 2,750,000 shares of common stock at an exercise price of $11 per share as described in Note 2.

   STOCK PLAN

     In November 1989, the Company adopted a Stock Plan under which options to purchase common stock of the Company may be granted by the Board of Directors. Options granted under the Plan are at prices not less than fair market value on the date of grant. The Plan authorizes the Board of Directors to grant options to purchase up to 1,350,000 shares of common stock. Upon the completion of the initial public offering of the Company's stock, the Plan was replaced by the 1993 Incentive Stock Plan. The 1993 Incentive Stock plan authorizes the Board of Directors to grant up to 774,367 shares of common stock plus any shares of common stock which are forfeited under the 1989
Stock Plan. At December 31, 1994, 949,178 and 573,896 shares were outstanding under the 1989 Stock Plan and the 1993 Incentive Stock Plan, respectively. At December 31, 1994, options exercisable and available for future grant totaled 675,939 and 291,170, respectively.

     Information with respect to the Company's Stock Plans is as follows:


                                                 SHARES     PRICE
     -------------------------------------------------------------------
     Balance at December 31, 1991                638,532   $ .18 -  1.50
        Granted                                  344,505   $2.00 -  3.00
        Exercised                                   (671)  $ .18 -  1.50
        Canceled                                  (6,318)  $ .18 -  3.00
     -------------------------------------------------------------------
     Balance at December 31, 1992                976,048   $ .18 -  3.00
        Granted                                  315,620   $3.00 - 11.00
        Exercised                                (53,885)  $ .18 -  7.00
        Canceled                                 (27,668)  $ .50 -  7.00
     -------------------------------------------------------------------
     Balance at December 31, 1993               1,210,115  $ .18 - 11.00
     -------------------------------------------------------------------
        Granted                                  578,375   $3.44 - 10.00
        Exercised                               (166,283)  $ .18 -  3.00
        Canceled                                (116,633)  $ .18 - 11.00
     -------------------------------------------------------------------
     Balance at December 31, 1994               1,505,574  $ .18 - 10.00
     -------------------------------------------------------------------
     -------------------------------------------------------------------

     For certain options granted the Company recognized as compensation expense the excess of the deemed value for accounting purposes of the common stock issuable upon exercise of such options over the aggregate exercise price of such options. This amount was amortized in full by September 1994.

   EMPLOYEE STOCK PURCHASE PLAN

     In June 1994, the Company adopted the Employee Stock Purchase Plan (the Purchase Plan), under which 150,000 shares of common stock may be issued to eligible employees including officers. The price of common stock under the Purchase Plan will be equal to the lesser of 85% of the market price on the day prior to the employee's participation in the Purchase Plan or 85% of the fair market value of the common stock at the purchase date. At December 31, 1994, 34,407 shares had been issued under the Purchase Plan.

   STOCKHOLDER RIGHTS PLAN

     In November 1994, the Company adopted a Stockholder Rights Plan (the "Rights Plan"). The Rights Plan provides for distribution of a preferred stock purchase right (a "Right") as a dividend for each share of the Company's common stock held of record at the close of business on December 9, 1994. Under certain circumstances involving an acquisition by any person or group of 20% or more of the Company's common stock, the Rights permit the holders (other than the 20% holder) to purchase the Company's common stock at a 50% discount upon payment of an exercise price of $35.00 (subject to adjustment) per Right. In addition, in the event of certain business combinations, the Rights permit the purchase of the common stock of the acquiring entity at a 50% discount. Under certain conditions, the Rights may be redeemed by the Board of Directors in whole, but not in part, at a price of $.001 per Right. The Rights expire in November 2004.

6.   INCOME TAXES

     At December 31, 1994, the Company has federal and California tax net operating loss carryforwards of approximately $25,971,000 and $2,526,000, respectively. The difference between the federal and California tax loss carryforwards is primarily attributable to the capitalization of research and development expenses for California franchise tax purposes and the fifty percent limitation on California loss carryforwards. The federal and California tax loss carryforwards will begin expiring in 2002 and 1995, respectively, unless previously utilized. The Company also has federal and California research and development tax credit carryforwards totaling $2,379,000 and $824,000, respectively, which will begin expiring in 2002 unless previously utilized.

     Pursuant to the Internal Revenue Code Sections 382 and 383, use of the Company's net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within any three year period.

     Significant components of the Company's deferred tax assets as of December 31, 1994 are shown below. A valuation allowance of $14,512,000, of which $5,237,000 is related to 1994, has been recognized to offset the deferred tax assets as realization is uncertain.

Deferred tax assets:

                                                 1994            1993
                                             ------------    -----------
    Deferred tax assets:
      Net operating loss carryforwards       $  9,242,000    $ 5,866,000
      Research and development credits          3,203,000      1,956,000
      Capitalized research and development
       costs                                      916,000        287,000
      Revenue recognition                         820,000        820,000
      Other - net                                 331,000        346,000
                                             ------------    -----------
   Net deferred tax assets                     14,512,000      9,275,000
   Valuation allowance for deferred tax
    assets                                    (14,512,000)    (9,275,000)
                                             ------------    -----------
   Total deferred tax assets                 $          -    $         -
                                             ------------    -----------
                                             ------------    -----------

7.   SUBSEQUENT EVENTS

     On April 23, 1995, Viagene and Chiron Corporation executed an Agreement and Plan of Merger ("Merger Agreement"). Under the terms of the Merger Agreement, Chiron will acquire the outstanding shares of common stock of Viagene not already owned by Chiron through a combination of cash and common stock of Chiron, resulting in 40% of the consideration constituting cash and 60% of the consideration constituting shares of common stock of Chiron. Pursuant to the transaction, Viagene stockholders may elect between receiving $9.00 of cash or 0.155 of a share of Chiron common stock for each share of Viagene common stock, subject to proration. The transaction is intended to be a tax-free exchange for Viagene stockholders to the extent of the Chiron common stock received in the transaction. The consummation of the agreement is subject to both stockholder and regulatory approval, as well as certain other conditions precedent and, if approved, is expected to close in the third quarter of 1995.

     On April 26, 1995, a stockholder filed suit in the Court of Chancery of Delaware against Chiron, Viagene and the Board of Directors of Viagene. The plaintiff, which purports to represent a class of Viagene stockholders, alleges that the consideration which Viagene stockholders would receive pursuant to the merger is inadequate, and that the defendants have therefore breached duties to Viagene stockholders. The complaint seeks an injunction against the merger, unspecified damages, attorneys' fees and other relief. The Company intends to vigorously defend the lawsuit. While the outcome of litigation cannot be accurately predicted, based upon information presently known to management, the Company does not believe that the ultimate resolution of this lawsuit will have a material adverse effect upon its financial statements presented herein.